

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4, Ireland

   Re: SMX (Security Matters) Public Ltd Co
     Registration Statement on Form F-1
     Filed September 20, 2023
     File No. 333-274595

Dear Haggai Alon:

  We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 Filed September 20, 2023

General

1. Given the nature of the offering, including the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen E. Fox